KH 3/1



SEC[illegible] 13030392 [illegible]ISSION

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ANNUAL AUDITED REPORT

SEC Mail Processing Section MAR 1 - 2013 Washington DC 400

FORM X-17A-5

PART III

SEC FILE NUMBER
8-51968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blackwatch Brokerage Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

EM 3/12/13

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Blackwatch Brokerage Inc. (a wholly-owned subsidiary of The Macgregor Group, Inc.) for the year ended December 31, 2012 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Vigliotti
Chief Financial Officer



Angelo Bulone
Managing Director, Controller



Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2013



BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Financial Statements and Supplementary Schedules
December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying financial statements of Blackwatch Brokerage Inc. (a wholly-owned subsidiary of The Macgregor Group, Inc.), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Emphasis of Matter

As discussed in Note 1 to the financial statements, on January 1, 2012, the Company ceased operations as a broker-dealer and all of the Company's clients were assigned to an affiliate broker-dealer, ITG Inc.

KPMG LLP

February 28, 2013

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	423,287
Due from affiliates		4,949
Other assets		2,525
Total assets	$	430,761

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	8,430
Total liabilities		8,430
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		364,931
Retained earnings		57,390
Total stockholder's equity		422,331
Total liabilities and stockholder's equity	$	430,761

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Income

For the year ended December 31, 2012

Revenues:		
Dividends and other	$	150
Total revenues		150
Expenses:		
Compensation and employee benefits		10,000
Recovery of bad debt expense		(28,916)
Other general and administrative		24,307
Total expenses		5,391
Loss before income tax benefit		(5,241)
Income tax benefit		(44,249)
Net income	$	39,008

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance at January 1, 2012	1,000	$ 10	$ 1,364,931	$ 3,118,382	$ 4,483,323
Net income	—	—	—	39,008	39,008
Dividends paid to Parent	—	—	(1,000,000)	(3,100,000)	(4,100,000)
Balance at December 31, 2012	1,000	$ 10	$ 364,931	$ 57,390	$ 422,331

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.

(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Cash Flows

For the year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	39,008
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for doubtful accounts		(28,916)
Deferred income tax expense		35,947
Change in operating assets and liabilities:		
Receivables from broker-dealers		2,256,567
Due from affiliates		114,594
Other assets		(86)
Accounts payable and accrued expenses		(15,487)
Due to affiliates		(1,002,217)
Income taxes payable		(65,268)
Net cash provided by operating activities		1,334,142
Cash flows from financing activities:		
Dividends paid to Parent		(4,100,000)
Net cash used in financing activities		(4,100,000)
Net decrease in cash and cash equivalents		(2,765,858)
Cash and cash equivalents at January 1, 2012		3,189,145
Cash and cash equivalents at December 31, 2012	$	423,287
Supplemental disclosure of cash flow information:		
Income tax benefit received from ITG	$	(129,432)

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Notes to Financial Statements

December 31, 2012

(1) Organization and Basis of Presentation

Blackwatch Brokerage Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of The Macgregor Group, Inc. (the "Parent"), a provider of trade order management technology for the financial community, which in turn, is ultimately owned by Investment Technology Group, Inc. ("ITG").

As of January 1, 2012, the Company ceased operations as a broker-dealer and all of the Company's clients were assigned to an affiliate broker-dealer, ITG Inc. As a result, the Company has been operationally inactive since December 31, 2011 and has no plans to operate in this capacity in the future.

The Financial Statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for clients, and accordingly the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2012 is an investment in a U.S. Government money market fund of $413,287.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at fair value. Liabilities are carried at amounts approximating fair value.

Securities Transactions

During the year ended December 31, 2012, the Company had a net decrease in bad debt reserves of $28,916, which is included in the Statement of Income.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of ITG. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes are paid to ITG pursuant to a tax sharing agreement between the Company and ITG.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any, is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under Accounting Standards Codification ("ASC") 740, *Income Taxes*, have been met. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. ITG allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or the period under audit for the jurisdiction is settled.

(3) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/ or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2012 consist of an investment in a U.S. Government money market fund of $413,287 (included in cash and cash equivalents). The Company does not currently have any Level 1 liabilities.

The Company did not have any Level 2 or 3 assets or liabilities as of the year ended December 31, 2012.

(4) Related Party Transactions

The Company reimburses the Parent for providing administrative and support services to the Company. These services include, but are not limited to internal accounting services. The cost of these services was $10,000 for the year ended December 31, 2012. These costs are included in compensation and employee benefits expenses in the Statement of Income.

(5) Income Taxes

For the year ended December 31, 2012, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of ITG. The Company accounts for income taxes as if it were a separate entity.

As of December 31, 2012, the Company had a net receivable of $4,949 owed to ITG related to current income taxes, which is included in due from affiliates on the Statement of Financial Condition.

For the year ended December 31, 2012, income tax expense consists of the following components:

Current expense / (benefit):		
Federal	$	(10,550)
State and local		(69,646)
		(80,196)

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Notes to Financial Statements

December 31, 2012

Deferred expense:		
Federal		31,555
State and local		4,392
		35,947
Total	$	(44,249)

Deferred income taxes are provided for temporary differences in reporting certain items. At December 31, 2012, the Company does not have any deferred taxes.

The following table reconciles the income tax expense computed under the U.S. Federal statutory tax rate of 35% to income tax expense for the year ended December 31, 2012:

Computed U.S. statutory tax	$	(1,834)
The effect of:		
State and local income taxes, net of U.S. Federal income tax benefit		(42,415)
Total effective income tax	$	(44,249)

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

During 2012, uncertain tax positions were released for 2006 resulting in a decrease in the liability of $47,313 and related interest of $17,955. As a result of this, we recognized a tax benefit of $41,338, which is net of federal and state tax effect.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2012	$	47,313
Additions based on tax positions related to the current year		-
Additions based on tax positions of prior years		-
Reductions for tax positions of prior years		-
Reductions due to settlements with taxing authorities		(47,313)
Reductions due to expiration of statute of limitations		-
Balance at December 31, 2012	$	-

As of December 31, 2012, the Company does not have any unrecognized tax benefits. With limited exception, ITG is no longer subject to U.S. Federal, state, or local tax audits by taxing authorities for years preceding 2008. The Internal Revenue Service ("IRS") is currently examining ITG's U.S. Federal income tax returns for 2008 through 2010. Certain state and local returns are also currently under various stages of audit.

At December 31, 2012, the Company did not have any interest expense accrued related to unrecognized tax benefits. As a continuing policy, interest accrued related to unrecognized tax benefits is recorded as income tax expense. During 2012, the Company recognized an interest expense benefit of $17,955 related to tax exposures.

(6) Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in brokerage activities in which the counterparties are other broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from brokers-dealers, and securities owned, at fair value. Cash and cash equivalents are deposited with a major U.S. banking institution.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness.

At December 31, 2012, the Company had net capital of $307,195 which was $302,195 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

Schedule I

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Computation of Net Capital for Broker-Dealers Pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934

As of December 31, 2012

Computation of Net Capital		
Total stockholder's equity	$	422,331
Deductions and/ or charges:		
Nonallowable assets:		
Due from affiliates		4,949
Other assets		2,521
Other charges – Fidelity Bond Insurance Deduction		99,400
Total deductions and/ or charges		106,870
Net capital before haircuts on securities positions		315,461
Haircuts on securities positions:		
U.S. Government Money Market Fund		8,266
Net capital	$	307,195
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		5,000
Net capital in excess of requirement	$	302,195
Computation of Aggregate Indebtedness		
Aggregate indebtedness	$	8,430
Ratio of Aggregate Indebtedness to Net Capital		0.03 to 1

Note: The computation as of December 31, 2012 of Blackwatch Brokerage Inc. included in its unaudited Form X-17A-5, Part IIA filed with FINRA on January 25, 2013 does not differ materially from the above computation.

See accompanying Report of Independent Registered Public Accounting Firm.

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to
the Possession or Control Requirements for Broker-Dealers
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

As of December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 ("Rule") under the Securities Exchange Act of 1934 as of December 31, 2012, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Blackwatch Brokerage Inc.:

In planning and performing our audit of the financial statements of Blackwatch Brokerage Inc. (the "Company") (a wholly-owned subsidiary of The Macgregor Group, Inc.), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Blackwatch Brokerage Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Blackwatch Brokerage Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051968 FINRA DEC
BLACKWATCH BROKERAGE INC 11*11
C/O INVESTMENT TECHNOLOGY GRP
100 HIGH ST 17TH FL
BOSTON MA 02110-2321

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ADAM SEBEL (212) 444-6332

2. A. General Assessment (item 2e from page 2)		$ .38
B. Less payment made with SIPC-6 filed (exclude interest) 07/15/2012 Date Paid		(0)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		.38
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ .38
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ .38	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLACKWATCH BROKERAGE INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

MANAGING DIRECTOR AND CONTROLLER
(Title)

Dated the 28 day of FEBRUARY , 20 13 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 01, 20 12
and ending DEC. 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 150
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 150
2e. General Assessment @ .0025	$ .38

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